AMENDED AND RESTATED OPERATING AGREEMENT

OF

LAUNCHPOINT INNOVATIONS, LLC

This AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") of **Launchpoint Innovations, LLC**, a California limited liability company (the "Company") is entered into as of January 7, 2009, by and among the Company and,

i) **Launchpoint Technologies, Inc.**

ii) **James Fiske**

iii) **DG-GP, LLC**

who are hereinafter referred to individually as a "Member" and collectively with any additional person or entity that is admitted to the Company as a member in accordance with this Agreement and is listed from time to time on the books and records of the Company, the "Members". Capitalized terms used in this Agreement but not defined when used have the meanings assigned to such terms in Article I hereof.

RECITALS

WHEREAS, the Company was formed on November 17, 2008 by the filing of Articles of Organization (the "Articles of Organization") with the Secretary of State of the State of California under the California Corporations Code (the "CA Code");

WHEREAS, the Founders and the Company entered into an Operating Agreement (the "Original Operating Agreement") effective as of November 17, 2008;

WHEREAS, the Investors purchased from the Company the number of Preferred Units set forth in Exhibit A upon the terms and subject to the conditions set forth in the Series A Preferred Unit Purchase Agreement dated as of January 7, 2009, and the Members agreed to admit the Investors to the Company as additional members; and

WHEREAS, the Members desire to enter into this Agreement to amend and restate the Original Operating Agreement to set forth their rights and obligations with respect to the ownership and operation of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree that the Original Operating Agreement is amended and restated in its entirety as follows:

ARTICLE I
DEFINITIONS

1.1   Terms Defined in this Section. The following terms, as used in this Agreement, have the meanings set forth in this Section:

"Affiliate" means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first-named Person. No Member shall be deemed an Affiliate of any other Member solely as a result of the Members' ownership of LLC Units.

"Agreement" means this Amended and Restated Operating Agreement, as it may be amended, supplemented or otherwise modified from time to time.

"Assignee" means a Person that has acquired a beneficial interest in a Membership Interest in accordance with the provisions of ARTICLE VII below, but has not become a Member in accordance with the provisions of Section 7.3.

"Business Day" means any day that is not a Saturday, Sunday or legal holiday in the US.

"Capital Contributions" means, with respect to any Member, the amount of any cash plus the fair market value of any other property (net of liabilities assumed or to which the property is subject) contributed by or for the benefit of such Member to the Company pursuant to the terms of this Agreement in respect of Membership Interests.

"Cash Available for Distribution" means such portion of the cash in hand or in bank accounts of the Company as, in the reasonable discretion of the Board of Managers, is available for distribution to the Members after the provision of funds for the payment of other current liabilities of the Company, as well as reasonable reserves for operating expenses and other legitimate Company expenses.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any subsequent federal law of similar import, and, to the extent applicable, the Treasury Regulations.

"Common Units" means the Common Units of the Company, the terms of which are set forth in this Agreement.

"Company Property" means the assets and all other property of whatever kind or nature owned by the Company from time to time.

"Control" means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Founders" means Launchpoint Technologies, Inc., and James Fiske.

"Initial Public Offering" means an underwritten public offering of shares of capital stock of the Company into which LLC Units have been converted (in a conversion of the Company to a corporation as contemplated by Section 11.3) that are offered and sold for the account of the Company and/or its stockholders pursuant to a registration statement that has been declared effective under the Securities Act.

"Investors" means the purchasers of Preferred Units as set forth in Exhibit A.

"Lien" means any lien, mortgage, deed of trust, hypothecation, pledge, security interest, or similar third-party right.

"Liquidation Event" means either (i) any voluntary or involuntary liquidation, dissolution or winding up of the Company, or (ii) a Merger in which the holders of fifty percent (50%) or more of the

Membership Interests of the then outstanding Preferred Units prior to the closing of such Merger elect to treat such transaction as a Liquidation Event.

"LLC Units" means, collectively, the Preferred Units and the Common Units.

"Membership Interest" means a Person's entire interest in the Company (other than as a creditor or secured party in respect of any loan by such Person to the Company), including, as applicable, such Person's right to share in the net profits, net losses, and distributions as provided herein, such Person's right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Agreement and the CA Code, and such Person's rights and obligations pursuant to this Agreement and the CA Code.

"Merger" means (i) a consolidation, merger or reorganization of the business in which the holders of the voting Membership Interests represented by Common Units and Preferred Units prior to the closing of such transaction or series of related transactions hold less than fifty percent (50%) of such voting Membership Interests following the closing of such transaction or series of related transactions; or (ii) a sale, lease, conveyance or other disposition (whether in one transaction or a series of related transactions) of all or substantially all of the assets of the Company.

"Percentage Interest" means a Member's percentage ownership interest in LLC Units from time to time, as the same may change as the result of the issuance of additional LLC Units in connection with additional Capital Contributions, if any, the terms of the Preferred Units as set forth herein and in the Preferred Unit Purchase Agreement, the terms of the Company's Employee Incentive Plan or otherwise. The Percentage Interest of a Member will be the number of LLC Units owned by such Member divided by the total number of LLC Units outstanding. For the purposes of calculating Percentage Interest, each Preferred Unit shall be equal to the number of whole Common Units into which the Preferred Unit are convertible as of such date, as determined in accordance with Section 3.1(c)(iii). The initial Percentage Interests of the Members shall be as set forth in Exhibit A. Exhibit A shall be updated from time to time as may be required, including but not limited to the issuance of additional LLC Units or the change in the conversion price as set forth in Section 3.1(c)(iii).

"Percentage Interests" means the total Percentage Interests of all Members.

"Permitted Transferee" has the correlative meaning to the term Permitted Transfer.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or other entity.

"Preferred Units" means the Series A Preferred Units of the Company, the terms of which are set forth in this Agreement.

"Preferred Unit Purchase Agreement" means that agreement for the purchase by the Investors of Preferred Units of the Company dated January 7, 2009, and entitled the *Series A Preferred Units Purchase Agreement*, through which the Investors have become Members of the Company, and pursuant to which this Agreement is being entered into by the parties hereto.

"Securities Act" means the Securities Act of 1933, as amended.

"Subsidiary" means any corporation, limited liability company, general partnership, limited partnership, limited liability partnership, joint venture or other Person Controlled, directly or indirectly, by the Company.

"Transaction Documents" means this Agreement, the Preferred Unit Purchase Agreement and the other agreements executed in connection herewith and therewith.

ARTICLE II
THE COMPANY AND ITS BUSINESS

2.1 Formation. The Company was formed on November 17, 2008 upon the filing of the Articles of Organization with the Secretary of State of the State of California. Effective upon the consummation of the transactions contemplated by the Preferred Unit Purchase Agreement, the Investors were admitted to the Company as Members. The Members agree to continue the Company pursuant to the terms of this Agreement. Except as provided in this Agreement, all rights, liabilities and obligations of the Members, both as among themselves and with respect to Persons not parties to this Agreement, shall be as provided in the CA Code, and this Agreement shall be construed in accordance with the provisions of the CA Code. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the CA Code, control, except that no Member shall be personally liable for obligations of the Company beyond the liability required in the CA Code.

2.2 Maintenance of Existence. The Company shall do all other things that are required or advisable to maintain the Company as a limited liability company existing pursuant to the CA Code, including making any filings necessary to qualify the Company to do business in any jurisdiction that the Board of Managers may deem advisable.

2.3 Company Name. The name of the Company is "Launchpoint Innovations, LLC". The business and operations of the Company may be conducted under that name or any other name or names that the Board of Managers may from time to time select by a unanimous decision.

2.4 Term of the Company. The term of the Company commenced on the date of the filing of the Articles of Organization with the Secretary of State of the State of California and shall continue until the Company is terminated pursuant to Article IX of this Agreement. This Agreement shall become effective on the date on which the Company and the Members named on the signature pages to this Agreement shall have executed and delivered a counterpart hereof.

2.5 Purpose of the Company. The purpose of the Company, generally, shall be engaged in any lawful business, purpose or activity for which a limited liability company may be formed and in which a limited liability company may engage under the CA Code. Subject to the foregoing, the particular purpose of the Company shall be determined by the Board of Managers from time to time.

2.6 Authority of the Company. The Company shall be empowered and authorized to do all lawful acts and things necessary, appropriate, proper, advisable, incidental to, or convenient for the furtherance and accomplishment of its purposes, including all of the powers and privileges granted by the CA Code or which may be exercised by any California limited liability company. Notwithstanding the foregoing, this Agreement requires the consent of the Board of Managers (and in specific circumstances, certain Members) to the taking of certain actions by the Company, and neither the Company nor any Subsidiary of the Company may take any such actions without first obtaining the consent required to be obtained by the Company under this Agreement.

2.7   Scope of Members' Authority. Except as otherwise expressly and specifically provided in this Agreement, no Member shall have any authority to act for, or assume any obligation or responsibility on behalf of, the Company.

2.8   Principal Office and Other Offices; Registered Agent. The name of the Company's registered agent is Michael E. Pfau, and the address of the Company's registered office shall be 1421 State Street, Suite B, Santa Barbara, California 93101. The principal office of the Company shall be located at 5735-B Hollister Avenue, Goleta, California 93117, or at such other place as the Board of Managers shall from time to time designate. The Company may maintain any other offices and conduct business at any other places that the Company deems advisable. The Company may, upon compliance with the applicable provisions of the CA Code, change its principal office or registered agent from time to time in the discretion of the Company.

2.9   Fiscal Year. The fiscal year of the Company shall be the calendar year (the "Fiscal Year"), except that the first Fiscal Year commenced on the date on which the Company was formed under the CA Code, and the last Fiscal Year shall end on the date on which the winding up of the Company is completed. The Company shall have the same Fiscal Year for income tax purposes and for financial and accounting purposes.

2.10   Addresses of the Members. The respective addresses of the Members are as set forth in Exhibit A.

2.11   Tax Classification. The parties hereto intend that the Company be taxable as a partnership for federal, state, local, and foreign income tax purposes. Notwithstanding any other provision of this Agreement, no Member nor any Affiliate of any Member, nor any officer or employee of the Company, may take any action that would cause the Company to be characterized as an entity other than a partnership for federal income tax purposes without the affirmative approval of the Board of Managers. The Tax Matters Member is hereby authorized and shall take all actions necessary to qualify the Company as a partnership for federal, state, and local income tax purposes.

2.12   Accountants. The Company shall engage as independent auditors for the Company a firm of independent certified public accountants approved by the Board of Managers.

2.13   Bank Accounts. Funds of the Company shall be deposited in an account or accounts in the Company's name in a bank or banks approved by the Board of Managers.

2.14   Company Property. All assets and property of the Company shall be held in the name of the Company that owns or has rights to such assets or property. No Member, by reason of its Membership Interest or otherwise, shall have a personal ownership or other interest in any assets or property of the Company or its Subsidiaries.

2.15   Subsidiaries.   If the Company shall have any subsidiaries, all the restrictions and obligations imposed upon the Company shall be imposed upon the subsidiary and the subsidiary shall not be used to circumvent the restrictions contained in this Agreement.

ARTICLE III
CAPITALIZATION; CAPITAL

3.1   LLC Units; Classes of Members.

(a)   LLC Units. The Membership Interests of the Members in the Company shall be represented by LLC Units, consisting of two (2) classes, (i) Common Units, and (ii) Series A Preferred Units, as set forth below.   The Board of Managers shall cause the Company to maintain a current and accurate Unit Ledger that reflects the names and addresses of each Holder of Units, as well as the number of Capital Units owned by such Holder.

(b)   Common Units.   The Company is authorized to issue Ten Million (10,000,000) Common Units. Each Common Unit shall represent a Membership Interest in the Company with the rights and obligations set forth in this Agreement. As of the date hereof, an aggregate of Four Million (4,000,000) Common Units are issued and outstanding as set forth on Exhibit A. Six Hundred Seventy-five Thousand (675,000) Common Units have been allotted and set aside for the Company's Employee Incentive Plan (the "Employee Incentive Plan") that shall be adopted by the Company.

(c)   Preferred Units. The Company is authorized to issue Two Million Three Hundred Thirty-seven Thousand One Hundred Forty-nine (2,337,149) Preferred Units, all of which are designated "Series A Preferred Units." Each Preferred Unit shall represent a Membership Interest in the Company with the rights and obligations set forth below. As of the date hereof, an aggregate of Two Million Three Hundred Thirty-seven Thousand One Hundred Forty-nine (2,337,149) Series A Preferred Units are issued and outstanding as set forth in Exhibit A.

(i)   Dividends. Dividends shall be payable on each Preferred Unit, prior and in preference to any declaration or payment of any dividend on any other Units of the Company, when, as, and if declared by the Board of Managers of the Company, on a cumulative basis at a rate of seven percent (7%) per annum.

(ii)   Liquidation Preference. In the event of a Liquidation Event, the holders of the Preferred Units will be entitled to receive in preference to the holders of Common Units an amount equal to the Series A Original Purchase Price (as defined below) for each Series A Preferred Unit plus all declared and unpaid dividends on such units (the "Liquidation Amount"). If upon any Liquidation Event of the Company, the assets of the Company available for distribution to its Members shall be insufficient to pay the holders of Preferred Units the full Liquidation Amount to which they shall be entitled hereunder, the holders of Preferred Units shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the Preferred Units held by them upon such distribution if all amounts payable on or with respect to such units were paid in full. After the payment of the Liquidation Amount to the holders of Preferred Units, all of the remaining assets shall be distributed among the holders of the Preferred Units and the Common Units pro rata based on the number of Common Units held by each of them (assuming full conversion of all the Preferred Units). No distribution shall be made to the Common Units until the Liquidation Amount has been paid to the Preferred Units.

(iii)   Conversion.

(A)   Conversion Ratio. Each Preferred Unit shall be convertible, at the option of the holder thereof, at any time and from time to time, without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable Common Units as is determined by dividing the Series A Original Purchase Price (as defined below) by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "Series A Conversion Price" shall initially be equal to the Series A Original Purchase Price (as defined below). Such initial Series A Conversion Price and the rate at which the respective Preferred Units may be converted into Common Units, shall be subject to adjustment as provided below. For purposes of hereof, the term "Series A Original Purchase Price" shall mean the price of One United States Dollar ($1.00) per Series A Preferred Unit paid to the Company in consideration for such Series A Preferred Unit, as is determined pursuant to the Preferred Unit Purchase Agreement, subject to appropriate adjustment in accordance with Section 3.1(c)(iii)(C).

<p style="text-align:center">(B)   Mechanics of Conversion.</p>

(1)   The holder of any Preferred Units may exercise the conversion rights as to such units or any part thereof by delivering to the Company during regular business hours, at the principal office of the Company or at such other place as may be designated by the Company, the certificate or certificates for the Preferred Units to be converted, duly endorsed for transfer to the Company or accompanied by a written instrument or instruments of transfer (if required by it), accompanied by written notice stating that the holder elects to convert all or a number of such units represented by the certificate or certificates. Such notice shall also state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for Common Units to be issued. Conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to herein as the "Conversion Date." As promptly as practicable thereafter the Company shall issue and deliver to such holder, at such office or other place designated by the Company, a certificate or certificates for the number of full Common Units to which such holder is entitled and a check for cash with respect to any fractional interest in a Common Unit as provided in Subsection (2). The holder shall be deemed to have become a Member of record on the applicable Conversion Date. Upon conversion of only a portion of the number of Preferred Units represented by a certificate surrendered for conversion, the Company shall issue and deliver to the holder of the certificate so surrendered for conversion, at the expense of the Company, a new certificate representing the number of Preferred Units not so converted.

(2)   No fractional Common Units shall be issued upon conversion of Preferred Units. If more than one Preferred Unit shall be surrendered for conversion at any one time by the same holder, the number of full Common Units issuable upon conversion thereof shall be computed on the basis of the aggregate number of Preferred Units so surrendered. Instead of any fractional Common Units that would otherwise be issuable upon conversion of any Preferred Units, the Company shall pay a cash adjustment in respect of such fractional interest equal to the fair market value of such fractional interest as determined in good faith by the Company's Board of Managers.

(3)   The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issue or delivery of Common Units on conversion of Preferred Units pursuant hereto (but not any income taxes payable by the Person to whom Capital Units are issued). The Company shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of Common Units in a name other than that in which the Preferred Units so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

(4)   If the Common Units issuable upon the conversion of the Preferred Units shall be changed into the same or a different number of units of any class or classes of units, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of units or dividend paid in membership units provided for herein), then and in each such event the holder of

each Preferred Unit shall have the right thereafter to convert such unit into the kind and amount of units and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of Common Units into which such Preferred Units might have been converted immediately prior to such reorganization, reclassification, or change.

(5)   All Common Units that may be issued upon conversion of the Preferred Units will upon issuance by the Company be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

(6)   The Company will not, by amendment of its Operating Agreement or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all of the provisions of this Subsection (B) and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Preferred Units against impairment.

(C)   **Conversion Price Adjustments**. The Conversion Price shall be subject to adjustment from time to time as follows:

(1)   **Adjustment for Unit Splits, Unit Dividends and Combinations of Common Units**. In the event the outstanding Preferred Units shall, after the Effective Date, be subdivided (split), or combined (reverse split), by reclassification or otherwise, or in the event of any dividend or other distribution payable on the Preferred Units in Common Units, the Conversion Price in effect immediately prior to such subdivision, combination, dividend or other distribution shall, concurrently with the effectiveness of such subdivision, combination or dividend or other distribution, be proportionately adjusted.

(2)   **Adjustment for Merger or Reorganization, Etc**. In case of a reclassification, reorganization or exchange transaction or any consolidation or merger of the Company with another corporation (other than a merger or other reorganization which is deemed to be a Liquidation Event) in which the Common Units (but not the applicable Series of Preferred Units) are converted into or exchanged for units or other securities or property, each Preferred Unit shall thereafter be convertible into the number of units or other securities or property to which a holder of the number of Common Units of the Company deliverable upon conversion of such Preferred Units would have been entitled upon such reclassification, reorganization, exchange, consolidation, merger or conveyance; and, in any such case, appropriate adjustment (as determined in good faith by the Board of Managers) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Preferred Units, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any units or other property thereafter deliverable upon the conversion of the Preferred Units.

(3)   **Adjustments for Other Dividends and Distributions**. In the event the Company at any time or from time to time after the Effective Date makes, or fixes a record date for the determination of holders of Common Units entitled to receive, a dividend or other distribution payable in securities of the Company other than Common Units, then and in each such event provision shall be made so that the holders of Preferred Units shall receive upon conversion thereof, in addition to the number of Common Units receivable thereupon, the amount of securities of the Company which they would have received had their Preferred Units been converted into Common Units immediately prior to such event and had they thereafter, during the period from the date of such event to

and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 3.1(c)(iii)(C) with respect to the rights of the holders of the Preferred Units.

(4) **Special Definitions**. For purposes of this Section 3.1(c)(iii), the following definitions shall apply:

(a) "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Units or Convertible Securities.

(b) "Convertible Securities" shall mean any evidences of indebtedness, shares, units (other than Preferred Units) or other securities convertible into or exchangeable for Common Units.

(c) "Additional Common Units" shall mean all Common Units issued (or, pursuant to this Section 3.1, deemed to be issued) by the Company after the date of the closing of the first issuance of Preferred Units, other than Convertible Securities issued or issuable:

(i) Upon conversion of Preferred Units;

(ii) To officers, directors, employees and consultants of the Company pursuant to the Equity Incentive Plan (including the Units initially reserved thereunder and all additional Units hereafter reserved thereunder with the approval of the Board of Managers and the Members), other employee incentive plans, or other compensatory arrangements which have been approved by the Board of Managers of the Company;

(iii) In any of the following situations: (a) in any merger and acquisition transaction, (b) in strategic alliances, (c) to customers, or (d) to commercial banking or equipment lease financing entities in connection with such commercial transactions as the Board of Managers of the Company shall approve, *provided that* with respect to any transaction described in any of the foregoing clauses (a), (b), (c), and (d), the transaction is not primarily a financing transaction and the Board of Managers shall have specifically approved the grant of Units or other securities convertible into or exercisable for such Units in connection therewith;

(iv) Pursuant to any event for which adjustment has already been made pursuant to this Section 3.1(c)(iii); or

(v) As a dividend or distribution on the Preferred Units which shall be distributable solely in the form of Units of the Company.

(D) **No Adjustment of Conversion Price**

(1) No adjustment in the Conversion Price shall be made in respect of the issuance of Additional Common Units unless the consideration per share for an Additional Common Unit issued or deemed to be issued by the Company is less than the applicable Conversion Price in effect on the date of, and immediately prior to such issue.

(2) Notwithstanding any other provision of this Section 3.1(c)(iii)(D) to the contrary, it is the intention of the parties (and all provisions of this Agreement

shall be construed to effectuate such intention) that the Conversion Price of each Class of Membership Interests shall be adjusted hereunder if and only if there is an issuance or deemed issuance of Additional Common Units at a price per share that is less than the applicable Conversion Price then in effect for such Class of Membership Interests.

(E) **Deemed Issue of Additional Common Units**. In the event the Company at any time or from time to time after the date on which Preferred Units initially are issued hereunder shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any Class of Units entitled to receive any such Options or Convertible Securities, then the maximum number of units (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Units issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefore, the conversion or exchange of such Convertible Securities shall be deemed to be Additional Common Units issued as of the time of such issue (subject to the exceptions thereto set forth in Section 3.1(c)(iii)(D), above) or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that Additional Common Units shall not be deemed to have been issued unless the consideration per units (determined pursuant to Section 3.1(c)(iii)(G), below) of such Additional Common Units would be less than the applicable Conversion Price in effect on the date of and immediately prior to such issue, or such record date, as the case may be, and provided further that in any such case in which Additional Common Units are deemed to be issued:

(1) No further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or Common Units upon the exercise of such Options or conversion or exchange of such Convertible Securities.

(2) If such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Company, or increase or decrease in the number of Common Units issuable upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities; and

(3) Upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, if the Series A Conversion Price shall have been adjusted upon the original issuance thereof or shall have been subsequently adjusted pursuant to clause (B) above, the Conversion Price shall be recomputed as if:

(a) In the case of Convertible Securities or Options for Common Units, the only Additional Common Units issued were Common Units, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities, and the consideration received therefore was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Company upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged plus the consideration actually received by the Company upon such conversion or exchange, if any, and

(b)   In the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options and the consideration received by the Company for the Additional Common Units deemed to have been then issued was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Company upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(c)   No readjustment pursuant to clause (1) or (2) above shall have the effect of increasing the Conversion Price to an amount which exceeds the initial Conversion Price.

(F)   **Adjustment of Conversion Price**. In the event the Company shall, at any time after the Preferred Unit Original Issue Date of the Series A Preferred Units issue Additional Common Units, without consideration or for a consideration per unit less than the Series A Conversion Price in effect applicable on and immediately prior to such issue, then and in such event, the Series A Conversion Price, shall be reduced, concurrently with such issue, to the consideration per unit received by the Company for such issue of the Additional Common Units; provided that if such issuance or sale was without consideration, then the Company shall be deemed to have received an aggregate of $0.01 of consideration for all such Additional Common Units issued or sold.

(G)   **Determination of Consideration**. For purposes of this Section 3.1(c)(iii), the consideration received by the Company for the issue of any Additional Common Units shall be computed as follows:

(1)   Cash and Property. Such consideration shall:

(a)   Insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company excluding amounts paid or payable for accrued interest or accrued dividends;

(b)   Insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board of Managers subject to the reasonable approval of the holders of a majority in interest of the then outstanding Preferred Units; and

(c)   In the event Additional Common Units are issued together with other Membership Interests or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as determined in good faith by the Board of Managers subject to the reasonable approval of the holders of a majority in interest of the then outstanding Preferred Units.

(2)   **Options and Convertible Securities**. The consideration per Unit received by the Company for Additional Common Units deemed to have been issued pursuant to Section 3.1(c)(iii)(E), relating to Options and Convertible Securities, shall be determined by dividing:

(a)   The total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(b)   The maximum number of Common Units (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(3)   **No Impairment**.   The Company will not, by amendment of its Operating Agreement or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of this Section 3.1(c)(iii)(C) and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Preferred Units against impairment.

(4)   **Certificate as to Adjustments**.   Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price with respect to any series of Convertible Securities issued pursuant to this Section 3.1(c)(iii), the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Units a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Preferred Units, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the applicable Conversion Price at the time in effect, and (iii) the number of Common Units and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Units.

(5)   **Status of Converted Units**.   In the event any Preferred Units shall be converted pursuant to this Section 3.1(c)(iii) hereof, the Preferred Units so converted shall be canceled and shall not be reissuable by the Company.

(iv)   **Notices of Record Date**.   In the event that the Company shall propose at any time:

(A)   To declare any dividend or distribution upon its Preferred Units whether in cash, property, units or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(B)   To offer for subscription pro rata to the holders of any Class of Units any additional Class of Units or other rights;

(C)   To effect any reclassification or recapitalization of its Preferred Units outstanding involving a change in the Common Units; or

(D)   To merge or consolidate with or into any other entity, or sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up; then:

(1)   at least twenty (20) days' prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Preferred Units shall be entitled thereto) in respect of the matters referred

to in (A) and (B) above or for determining rights to vote in respect of the matters referred to in (C) and (D) above; and

(2)   in the case of the matters referred to in (iii) and (iv) above, at least twenty (20) days' prior written notice of the date when the same shall take place (and specifying the date on which the holders of Series A Preferred Units shall be entitled to exchange their Preferred Units for securities or other property deliverable upon the occurrence of such event).

(E)   Each such written notice shall be delivered personally or given by first class mail, postage prepaid, addressed to the holders of the Preferred Units at the address for each such holder as shown on the books of the Company.

(d)   Voting Rights. Each holder of Preferred Units shall be entitled to the number of votes equal to the number of Common Units into which such Preferred Units could be converted on the record date for the vote or consent of Members and, except for matters which adversely affect the rights, preferences and privileges of the holders of Preferred Units, or as otherwise required by law or this Agreement, shall have voting rights and powers equal to the voting rights and powers of the Common Units on all matters. Fractional votes by the holders of the Preferred Units shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which Preferred Units held by each holder could be converted) shall be rounded to the nearest whole number.

(e)   **Automatic Conversion**. The Preferred Units shall be automatically converted into Common Units (without the payment of the Liquidation Amount), as set forth in Section 3.1(c)(iii), (i) upon the closing of a Qualified IPO (as defined herein) or, (ii) if more than fifty percent (50%) of the holders of Preferred Units vote in favor of such conversion. For the purposes hereof, a "Qualified IPO" is a public offering with an underwriter of national recognition which yields to the Company cash per share or unit issued and sold in such public offering in an amount equal to at least five (5) times the Original Purchase Price of the Series A Preferred Units hereunder.

(i)   Redemption of Preferred Units. At any time after the fifth (5th) anniversary of the Initial Closing (as defined in the Preferred Unit Purchase Agreement), the holders of at least eighty percent (80%) of the then outstanding Preferred Units may require the Company to redeem all of then outstanding Series A Preferred Units by presenting the Company with a written notice demanding redemption of such Preferred Units. Preferred Units shall be redeemed on the date which is ninety (90) days after the date on which the Company receives the notice of redemption from the requisite holders of Preferred Units (the "Redemption Date") at a price equal to the Series A Original Purchase Price per each Series A Preferred Unit plus all accrued or declared but unpaid dividends thereon (the "Redemption Price"). If the Company does not have sufficient funds legally available to redeem on the Redemption Date all the applicable Preferred Units included in such notice, the Company shall redeem a pro rata portion of each holder's redeemable Membership Interests out of funds legally available therefor, based on the respective amounts which would otherwise be payable in respect of the units to be redeemed if the legally available funds were sufficient to redeem all such units, and shall redeem the remaining units to have been redeemed as soon as practicable after the Company has funds legally available therefor. Notwithstanding anything stated herein, during the period that the redemption of the Preferred Units is deferred, the holders of Preferred Units shall be entitled to appoint the number of members of the Board of Managers of the Company that constitutes a majority of such Board of Managers. In the event that for any reason the Company does not make full payment on the Redemption Date for the Preferred Units, interest on such unpaid amount shall accrue at the rate of eight percent (8%) per annum, payable quarterly in arrears.

(A) <u>Redemption Notice</u>. Written notice of the redemption (the "Redemption Notice") shall be sent to each holder of record of Preferred Units not less than 20 days prior to each Redemption Date. Each Redemption Notice shall state (i) the number of Preferred Units held by the holder that the Company shall redeem on the Redemption Date specified in the Redemption Notice; (ii) the Redemption Date and the Redemption Price; (iii) that the holder is to surrender to the Company, in the manner and at the place designated, his, her or its certificate or certificates representing the Preferred Units to be redeemed.

(B) <u>Surrender of Certificates; Payment</u>. On or before the applicable Redemption Date, each holder of Preferred Units to be redeemed on such Redemption Date shall surrender the certificate or certificates representing such units (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such units shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the Preferred Units represented by a certificate are redeemed, a new certificate representing the unredeemed Preferred Units shall promptly be issued to such holder.

(C) <u>Rights Subsequent to Redemption</u>. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the Preferred Units to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor, then notwithstanding that the certificates evidencing any of the Preferred Units so called for redemption shall not have been surrendered, dividends with respect to such Preferred Units shall cease to accrue after such Redemption Date and all rights with respect to such units shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

3.2 <u>Capital Contributions</u>. The Capital Contributions of the Members shall be as set forth on **Exhibit A**.

3.3 <u>Additional Capital Contributions</u>. No additional Capital Contributions shall be required to be made by any Member except as set forth in the Preferred Unit Purchase Agreement.

3.4 <u>Return of Contributions</u>. Except as otherwise provided in this Agreement, no Member shall have the right to demand a return of all or any part of its Capital Contributions during the term of the Company, and any return of the Capital Contributions of any Member shall be only in accordance with the terms of this Agreement.

3.5 <u>Loans by Members</u>. The Members shall be permitted to make loans to the Company as shall be approved by the Board of Managers. The amount of such loans shall be treated as a Company indebtedness and not as a Capital Contribution, and shall be repaid on such terms and conditions as shall be determined by the Board of Managers in good faith (which determination shall be binding and conclusive on the Members, absent manifest error). Except as specifically provided herein, such loans shall not increase the Membership Interest of the lending Member or entitle it (other than as provided herein) to a greater share of Company distributions.

ARTICLE IV
CASH DISTRIBUTIONS AND ALLOCATIONS

4.1   Distributions.

(a)   Tax Distributions.   The Company shall make a cash distribution (the "Tax Distribution") from Cash Available for Distribution to each Member who is subject to income tax in the amount of the Tax Liability of such Member. For this purpose, Tax Liability means 40% of the amount of income allocated to such Member for the Company's taxable year. The Tax Distribution shall be made within 90 days after the end of the Company's taxable year.

(b)   Distributions from Operations.   Subject to Section 3.1(c)(i), the Company shall make cash distributions to the Members in accordance with their respective Percentage Interests (taking into consideration that the number of LLC Units held by the holders of Preferred Units shall be calculated on as as-converted basis pursuant to Section 3.1(c)(iii) above) at such time and in such amounts as the Board of Managers shall determine from any remaining Cash Available for Distribution after reduction for any distribution pursuant to clause (a).

(c)   Distribution of Liquidation Amount.   In the event of a Liquidation Event of the Company (other than a liquidation described in Section 4.1(d), below), a redemption of the Preferred Units, or other event specified in Section 3, the Company shall make a cash distribution of the Liquidation Amount to each Member who holds a Preferred Unit in accordance with the provisions of Section 3.1(c)(ii).

(d)   Liquidation Distribution.   Upon liquidation of the Company, cash shall be distributed in accordance with the provisions of Section 9.2(d)(ii) hereof.

4.2   Withholding.

(a)   The Company shall seek to qualify for and obtain exemptions from any provision of the Code or any provision of state, local, or foreign tax law that would otherwise require the Company to withhold amounts from payments or distributions to the Members. If the Company does not obtain any such exemption, the Company is authorized to withhold from any payment or distribution to any Member any amounts that are required to be withheld pursuant to the Code or any provision of any state, local, or foreign tax law that is binding on the Company.

(b)   Any amount withheld with respect to any payment or distribution to any Member shall be credited against the amount of the payment or distribution to which the Member would otherwise be entitled.

4.3   Capital Accounts.   A Capital Account shall be maintained for each Member in accordance with Section 704 of the Code and the Treasury Regulations adopted thereunder. Without limitation of the foregoing, each such capital account shall be credited pursuant to the terms hereof, with the Member's capital contributions and with its share of the profits, shall be charged with its share of losses and distributions, and shall otherwise appropriately reflect transactions of the Company and the Members. Profits and losses shall be determined in accordance with Treasury Regulations adopted under Section 704 of the Code.

4.4   Allocation of Profits and Losses.

(a)   Subject to the provisions of <u>Section 4.5</u> of this Agreement, profits and losses of the Company for each fiscal period shall be allocated to Members as follows:

<u>Profits</u>. (A) First, an amount of profit equal to the aggregate negative balances, if any, in the capital accounts of each Member having a negative capital account balance (after giving effect to distributions for the year) shall be allocated to such Members in proportion to their negative capital account balances, until all such capital accounts have zero balances; and (B) Second, the balance, if any, of such profit shall be allocated to the Members, to be divided among such Members, in accordance with their Percentage Interests as provided in <u>Section 4.1(b)</u> above.

<u>Losses</u>. (A) First, to all Members having positive capital account balances until all such capital accounts have zero balances; and (B) Second, the balance, if any, of such losses shall be allocated among the Members in accordance with their Percentage Interests.

(b)   Each item of income, gain, loss or expense giving rise to profits or losses of the Company for any period shall be allocated among the Members in the same proportion as the profits or losses of the Company for such period are allocated among the Members.

4.5   <u>Allocations to Comply With Regulations</u>

In order to comply with the provisions of Treasury Regulation Sections 1.704-1(b) and 1.704-2, the following special allocations of income, gain, loss and expense shall be made notwithstanding the provisions of <u>Section 4.4</u> hereof.

(a)   <u>Deficit Capital Account Allocations</u>. Subject to the remaining provisions of this <u>Section 4.5</u>, in accordance with Treasury Regulation Section 1.704-1(b), no allocation of expenses or losses shall be made pursuant to <u>Section 4.4</u> hereof to the extent such allocation would cause or increase a net deficit balance in a Member's capital account as of the end of the period to which such allocation relates. Such expenses and losses shall instead be allocated among the other Members not subject to this limitation in accordance with their pro rata number of Units owned. For purposes of this paragraph (a), the following rules shall apply:

(i)   each Member's net deficit balance in his or its respective capital account shall be determined by adding to such capital account balance the amount of such Member's share (as determined pursuant to Treasury Regulation Section 1.704-2) of the total minimum gain of the Company as of the end of the period with respect to which such determination is being made; and

(ii)   in determining whether an allocation of loss or expense would cause or increase a net deficit balance in a Member's capital account as of the end of the period to which such allocation relates, the initial balance in such Member's capital account shall be treated as if it reflected an amount equal to the excess of any distributions that, as of the end of such period, reasonably are expected to be made to such Member in any future period over the net book profits reasonably expected to be allocated to such Member during (or prior to) the period in which such distributions are expected to be made.

(b)   <u>Qualified Income Offset Provision</u>. If a Member unexpectedly receives an adjustment, allocation or distribution under this Agreement which causes or increases a net deficit balance in such Member's capital account as of the end of the period to which such adjustment, allocation or distribution relates, such Member will be allocated items of income and gain in an amount and manner sufficient to eliminate such net deficit balance as quickly as possible. The rules set forth in subparagraph (a)(i) and

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(a)(ii) of this Section 4.5 shall apply for purposes of determining whether any adjustment, allocation or distribution would cause or increase a net deficit balance in any Member's capital account.

(c)   Minimum Gain Chargeback Provision. If there is a net decrease in the minimum gain of the Company (as determined pursuant to Treasury Regulation Section 1.704-2) during any period, then each Member shall be allocated items of income and gain in accordance with the provisions of Treasury Regulation Section 1.704-2.

(d)   Subsequent Allocations. Any special allocations of items of income, gain, loss or expense made pursuant to this Section 4.5 shall be taken into account in computing subsequent allocations of income, gain, loss and expense pursuant to Section 4.4 hereof, so that the net amount of any item of income, gain, loss and expense allocated to each Member pursuant to Section 4.4 hereof and this Section 4.5 shall, to the extent possible, be equal to the amount of such items of income, gain, loss and expense that would have been allocated to such Member pursuant to such sections if the special allocations of income, gain, loss or expense required by this Section 4.5 had not been made.

(e)   Interpretation of These Provisions. The provisions of Paragraphs (a) through (d) of this Section 4.5 are intended to comply with the provisions of Treasury Regulation Sections 1.704-1(b)(2) and 1.704-2 and shall be interpreted consistently therewith.

ARTICLE V
RIGHTS AND DUTIES OF DIRECTORS, MEMBERS, AND OFFICERS

5.1   Management. Except as otherwise provided in this Agreement, the business, affairs, and properties of the Company and its Subsidiaries shall be managed by a Board of Managers (the "Board of Managers"), which shall consist of Persons appointed by certain of the Members as set forth in Section 5.2(a) and referred to herein as the "Managers." Except as may be expressly provided in a subsequent resolution of the Board of Managers, this Agreement, or any of the other Transaction Documents, all actions taken prior to the execution and delivery of this Agreement by the Company under the Original Operating Agreement, including the authorization of the Transaction Documents and the appointment of officers, shall remain in full force and effect following the execution and delivery of this Agreement without modification, revocation, or rescission. The Board of Managers may establish and delegate in writing any of its power and authority under this Agreement or the CA Code to any committees of the Board of Managers that it may designate from time to time. The Board of Managers also may delegate, in writing, certain of its power and authority to the Company's officers from time to time, and shall determine and set forth the specific authority and powers that are to be granted to the chief executive officer with respect to the ongoing management of the Company.

5.2   Appointment; Tenure; Voting and Quorum; Alternates and ProxiesAppointment. The Board of Managers shall be composed of three (3) Managers to be designated as follows: two (2) Managers shall be designated by a majority of the Founders voting as a class and one (1) Manager shall be designated by a majority of the holders of the Preferred Units voting as a class (the "Preferred Manager"). Brad Paden and James Fiske shall serve as the initial Managers designated by the Founders and David Anthony shall serve as the initial Manager designated by the holders of Preferred Units.

(b)   Tenure, Qualification, Vacancy. Each Manager shall hold office until his or her death, disability, resignation, or removal by the Member or Members that designated such Manager. Managers need not be residents of the State of California.

(c)   Voting and Quorum.

(i)   Except as required under Section 5.3, the affirmative vote of a majority of the Managers present (in person or by proxy) at any duly called meeting of the Board of Managers at which a quorum is present shall be required for the Board of Managers to take action at a meeting. The Board of Managers may act by written consent in lieu of a meeting as provided in Section 5.8.

(ii)   The presence (in person or by proxy) at any meeting of the Board of Managers of a majority of the votes of the entire Board of Managers shall constitute a quorum for purposes of such meeting.

(d)   Alternates and Proxies.

(i)   Pursuant to a written notice to the Company, any Manager may appoint an alternate (an "Alternate") who may attend, participate, and serve as a proxy for the absent Manager appointing such Alternate at any Board of Managers meeting or for a stated period of time. Alternates shall exercise the same voting and other rights as the absent Manager could have exercised.

(ii)   Any Managers designated by a Member shall automatically and without written notice serve as a proxy for the other Managers designated by such Member if the other Managers of such Member are not present at any Board of Managers meeting. By way of example, a single Manager designated by a Member shall have the maximum number of votes that could be cast by all Managers designated by such Member when serving as a proxy for the other Managers designated by such Member, regardless of any vacancies in the Managers designated by such Member.

5.3   Specific Matters Requiring Special Approval

(a)   Board of Managers. Notwithstanding anything to the contrary contained herein, in addition to any other matters requiring the approval of the Board of Managers under this Agreement or the CA Code, the approval of the Board of Managers, which shall include the vote of the Preferred Manager, shall be required for the Company to undertake any of the following:

(i)   the sale, liquidation, transfer, license, pledge, encumbrance or other disposition of any material assets and intellectual property of the Company, other than licenses granted in the ordinary course of business;

(ii)   authorizing the creation of or issuing additional Membership Interests or admitting new members (other than a Permitted Transferee of a Member that acquires Membership Interests from such Member), reclassifying any Membership Interest, recapitalizing the Company or issuing options, warrants or other rights to purchase any Membership Interest in the Company, except for issuances contemplated by Section 3.1(a).

(iii)   redeeming, retiring or otherwise acquiring for value any Membership Interest other than units repurchased pursuant to the terms of the Preferred Units, the Employee Incentive Plan or any employee benefit plan approved and adopted in accordance with this Agreement or units repurchased from former employees or consultants in connection with the cessation employment or services;

(iv)   the merger or consolidation of the Company or its Subsidiaries, whether or not the Company is the surviving entity (except for mergers of direct or indirect wholly owned Subsidiaries of the Company with one another or with the Company), including mergers and consolidations for the purpose of converting the Company into a corporation in accordance with Section 11.3(a);

(v)   make any loan, or purchase or own any shares, membership interests or other securities of any Person, unless it is wholly owned by the Company;

(vi)   grant an exclusive license to any material portion of the Company's intellectual property;

(vii)   the incorporation of the Company or any of its Subsidiaries or the conversion of the Company or any of its Subsidiaries into a corporation;

(viii) the granting of a security interest in assets of the Company or any of its Subsidiaries, or the issuance of any guaranty, to secure indebtedness or other obligations of the Company, any of its Subsidiaries, or other Persons, except trade accounts of the Company or any of its Subsidiaries;

(ix)   enter into or be a party to any transaction with any Member, director, officer or employee of the Company or any Affiliate of any such person, except transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms that are approved by a majority of the Board of Managers (including the Preferred Manager);

(x)   hire, fire or change the compensation of the executive officers, including the adoption or amendment of any employee benefit plan;

(xi)   make any loan to any Person, including any employee or director in excess of $5,000 individually or $20,000 in the aggregate per year;

(xii)   any fundamental change in the Company's purpose as set forth in Section 2.5 or the modification of the Company's long-term business strategy or scope, including entering into a new line of business or exiting the current line of business;

(xiii) make any investment other than investments in prime commercial paper, money market funds, certificates of deposit; and

(xiv)   approve the annual budget of the Company.

(b)   Holders of Preferred Units.   Notwithstanding anything to the contrary contained herein, in addition to any approval that may otherwise be required pursuant to this Agreement or the CA Code, the following matters and any action taken by the Company with respect to such matters shall require the affirmative consent of the holders of at least 80% of the Preferred Units:

(i)   the amendment or repeal of any provision of this Agreement if such action would materially adversely change the rights, preferences or privileges of the Preferred Units;

(ii)   the authorization, the creation of or issuance of membership units of any class of membership units of any subsidiary of the Company or membership units of the Company (other than the issuance to employees, officers, consultants, or advisors of the Company or any Subsidiary pursuant to the Employee Incentive Plan);

     (iii) the payment of dividends (other than in Common Units) on the Common Units;

     (iv) the increase in the number of authorized units or other Membership Interests of the Company;

     (v) any action which causes the Company to repurchase or otherwise acquire, directly or indirectly, through subsidiaries or otherwise, its membership interests, other than repurchases from employees of, or consultants to, the Company upon termination of employment or consultancy if such transaction does not provide the holders of the Preferred Units an opportunity for a liquidity event in which they receive a bona fide offer to sell or exchange their Preferred Units for cash or publicly traded securities in an amount at least ten (10) times the Series A Original Purchase Price of the Preferred Units;

     (vi) any action which causes a change of Control of the Company, unless such change of control provides the holders of Preferred Units a bona fide offer to sell or exchange their Preferred Units for cash or publicly traded securities in an amount at least ten (10) times the Series A Original Purchase Price of the Preferred Units;

     (vii) the entering into a Merger if the effect of such Merger would be to materially alter the core business of the Company.

    (c) <u>Termination of Preferred Holders' Rights under Section 5.3(b)</u>. The rights of the Preferred Holders under Section 5.3(b) shall automatically terminate and cease to be of any force or effect upon the earlier of (i) the Automatic Conversion of the Preferred Units (as described in Section3.1(e)), or (ii) the Company's consummation of one or more financings (not including the offering contained in the Preferred Unit Purchase Agreement) in which investors other than the Investors invest a cumulative amount of at least $5,000,000.

    5.4 <u>Resignation</u>. Any Manager may resign at any time by giving written notice to the Company and the Member(s) which designated such Manager and such Manager shall immediately give written notice to the other Managers. The resignation of any Manager shall take effect upon receipt of such notice by the Company and the Member(s) which designated such Manager or at such later time as shall be specified in the notice, and, unless otherwise specified in such notice, the acceptance of the resignation by the Company, the Members or the remaining Managers shall not be necessary to make it effective.

    5.5 <u>Removal</u>. A Member (or group of Members, as the case may be) shall at any time be entitled to remove and replace any Manager designated by such Member(s).

    5.6 <u>Vacancies</u>. Upon the death, disability, resignation, or removal of a Manager, only the Member(s) that designated such Manager shall have the power to designate a replacement Manager to fill the vacancy. A Manager elected to fill a vacancy shall hold office until such Manager's death, disability, resignation, or removal.

5.7   Meetings.

(a)   The Board of Managers may hold any of its meetings at such place or places within or without the State of California as the Board of Managers may from time to time by resolution designate or as shall be designated by the Person or Persons calling the meeting or in the notice or waiver of notice of any such meeting. Managers or their Alternates may participate in any regular or special meeting of the Board of Managers by means of conference telephone or similar communications equipment pursuant to which all Persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

(b)   Regular meetings of the Board of Managers may be held at such times as the Board of Managers shall from time to time by resolution determine, but no less frequently than once each calendar quarter. Upon establishing the date, time, and place for regular meetings, the Board of Managers shall give notice or direct an officer of the Company to give notice of such regular meetings in a single notice to the Managers given in accordance with Section 5.7(d), and no further notice shall be provided or required for such regular meetings. If any date fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting shall be held at the same hour and place on the succeeding Business Day not a legal holiday.

(c)   Special meetings of the Board of Managers shall be held whenever called by a Manager, subject to the notice requirements of Section 5.7(d). Upon establishing the date, time and place for a special meeting, the Managers calling the special meeting shall give notice, or direct an officer of the Company to give notice, of such meeting in accordance with Section 5.7(d).

(d)   Notice of the date, time, and place of each regular and special meeting shall be (i) mailed to each Manager at least seven (7) days before the day on which the meeting is to be held, or (ii) sent by telecopy or overnight courier or delivered personally to each Manager, or delivered by telephone or email not less than one (1) day before the day on which the meeting is to be held. Any notice of the time and place of a meeting of the Board of Managers pursuant to this Section 5.7(d) shall be addressed to each Manager at his or her residence or usual place of business.

(e)   Any Manager may waive notice of a meeting, in writing, before, at or after the meeting. The attendance of a Manager at a meeting of the Board of Managers shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

5.8   Action by Written Consent. Any action to be taken by the Board of Managers may be taken without a meeting if a consent or consents in writing, setting forth the action taken, is signed by Managers holding a majority of the votes of the entire Board of Managers, and as long as the Manager(s) with special rights as set forth in Section 5.3(b) signs such consent when the action therein relates to matters within the purview of such special rights. Any such written consent shall explicitly make reference to the fact that it is a written consent of the Board of Managers in lieu of a meeting. Written consents pursuant to this Section 5.8 shall be filed with the minutes of the proceedings of the Board of Managers.

5.9   Compensation. The Managers may be paid such reasonable compensation as the Board of Managers may determine in its good faith judgment from time to time (including the affirmative vote of the Preferred Manager).

5.10   Officers. The Company shall have such officers as the Board of Managers shall from time to time determine and appoint. Officers shall have such powers and duties as may be specified by, or in accordance with, resolutions adopted by the Board of Managers and each shall serve until his or her successor is duly appointed, or until his or her earlier death, resignation, or removal. Notwithstanding anything to the contrary contained herein, no officer of the Company shall have any power or authority outside the normal day-to-day business of the Company to bind the Company by any contract or engagement or to pledge its credit or to render it liable in connection with any transaction unless expressly so authorized by the Board of Managers.

5.11   Limitation of Liability of Members and Managers. Except as may be otherwise required by law, (i) the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and (ii) no Member, Officer or Manager shall be obligated personally for any debt, obligation, or liability of the Company solely by reason of being a Member, Officer or Manager.

5.12   Manager Standard of Care; Liability to Members. No Manager shall, in any way, be deemed to guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company, and no Manager shall be liable to the Company or to any Member, or to any successor, assignee, or Transferee of the Company or of any Member, for any losses, claims, damages, or liabilities sustained by the Company or any Member. It is expressly acknowledged and agreed that each Manager shall act in the interests of the Company and all of its Members in considering matters that may come before the Board of Managers.

5.13   Exculpation and Indemnity of Members, Managers, Officers and Other Agents.

(a)   No Member or Affiliate of a Member shall be liable, responsible, or accountable in damages or otherwise to the Company or to any other Member, or to any successor, assignee, or transferee of the Company or of any other Member, for any losses, claims, damages, or liabilities arising from (i) any act performed, or any omission to perform any act, within the scope of the authority conferred on such Member under this Agreement, except by reason of acts or omissions in violation of the express terms of this Agreement; or (ii) the acts or omissions of any Person other than such Member. No Member has any fiduciary obligation or other duties to the Company or any other Member.

(b)   The Company shall, to the fullest extent permitted by law, indemnify, defend, and hold harmless any Person who was or is a party to, or is threatened to be made a party to, a threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of the Company, whether civil, criminal, administrative, investigative, or otherwise, by reason of the fact that such Person is or was a Member, Manager, officer, agent or fiduciary of the Company, or is or was serving at the request of the Company as a manager, director, officer, employee, agent, or fiduciary of another corporation, partnership, limited liability company, joint venture, trust, or other enterprise, from and against any and all claims, liabilities, losses, damages, costs, or expenses (including attorneys' fees, judgments, fines, and amounts paid in settlement) actually incurred by such Person in connection with such action, suit, or proceeding; provided, however, that such indemnified Person (i) acted in good faith and in a manner it reasonably believed to be in the best interest of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful and (ii) that such indemnified Person's conduct did not constitute fraud, gross negligence, willful misconduct, or a breach of this Agreement. The Company may, to the fullest extent permitted by law, purchase and maintain insurance on behalf of any such Person against any liability that may be asserted against such Person. Any expenses covered by the foregoing indemnification shall be paid by the Company in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the

Person seeking indemnification to repay such amounts if it is ultimately determined that such Person is not entitled to be indemnified. The indemnification provided herein shall not be deemed to limit the right of the Company to indemnify any other Person for any such expenses to the fullest extent permitted by law, nor shall it be deemed exclusive of any other rights to which any Person seeking indemnification from the Company may be entitled under any agreement, vote of disinterested Managers or otherwise, both as to action in such Person's official capacity and as to action in another capacity while serving as a Member, Manager, officer, agent, or fiduciary.

(c)   Each Manager, or member of any committee designated by the Board of Managers, shall, in the performance of such Manager's or members duties, have the authority to retain legal, accounting or other advisors as it deems appropriate or necessary in the fulfillment of its duties, and shall be fully protected in relying in good faith upon such advisors as to matters such Manager or member reasonably believes are within such advisor's professional or expert competence and which advisors have been selected with reasonable care by or on behalf of the Company.

ARTICLE VI
STATUS OF MEMBERS

6.1   No Management and Control. Except as expressly provided in this Agreement, including Section 5.1, no Member shall take part in or interfere in any manner with the control, conduct, or operation of the Company or have any right or authority to act for or bind the Company or to vote on matters relating to the Company.

6.2   Capital Account Deficiency. In no event shall any Member be required to make up a deficiency in its Capital Account upon the dissolution and termination of the Company.

6.3   Return of Distributions of Capital. A Member may, under certain circumstances, be required by the CA Code to return to the Company, for the benefit of the Company's creditors, amounts previously distributed to the Members. To the fullest extent permitted by applicable law, no Member shall be obligated by this Agreement to pay those distributions to or for the account of the Company or any creditor of the Company. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, a Member must return or pay over any part of those distributions, the obligation shall be that of such Member alone and not of any other Member.

6.4   Specific Limitations on Resignation or Withdrawal of Members, Distribution of Property and Priority. No Member shall have the right or power to (a) resign or withdraw as a Member (except in the case of a Permitted Transfer of a Member's entire Membership Interest as provided in Section 7.3), or (b) demand or receive property other than cash in return for its Capital Contributions. Except as otherwise set forth in this Agreement or in any agreement permitted to be entered into under this Agreement with respect to the purchase, redemption, retirement, or other acquisition of Membership Interests, no Member shall have priority over any other Member either as to the return of its Capital Contributions or distributions.

6.5   New Members. Subject to Section 5.3(a)(ii) and Section 5.3(b)(ii), the Company may issue additional Membership Interests to any Person that is not a Member and may admit to the Company as additional Members the Persons acquiring such Membership Interests upon the execution by such Persons of an appropriate joinder to this Agreement. The Members or the Board of Managers shall amend this Agreement in accordance with Section 12.1(a) or Section 12.1(b) as necessary to reflect the issuance of such additional Membership Interests and the admission of such additional Members, including but not limited to Exhibit A. The Persons acquiring such Membership Interests shall make such Capital Contributions as may be determined by the Board of Managers and shall otherwise have the rights and be subject to the obligations attributable to such Membership Interests pursuant to this Agreement. A Person admitted as a new Member shall only be entitled to distributions and allocations attributable to the period beginning on the effective date of its admission to the Company.


ARTICLE VII
ASSIGNMENT, TRANSFER, OR SALE OF MEMBERSHIP INTERESTS


7.1   Limitations on Transfers.

(a)   Until the earlier of (i) the consummation of a Qualified IPO (subject to the applicable underwriters lock up); (ii) the consummation of a Merger, and (iii) twenty four (24) months from the Effective Date of this Agreement (the "Restricted Period"), except for any Permitted Transfer described below, no Member holding Common Units shall, directly or indirectly, sell, assign, transfer, or otherwise dispose of, or pledge, hypothecate, or otherwise encumber, all or any part of its Membership Interest, whether voluntarily, involuntarily or by operation of law (any such action, a "Transfer").

(b)   Notwithstanding the restrictions on Transfers set forth in Section 7.1(a), the following Transfers shall be permitted during the Restricted Period without the consent of any of the Members (collectively, "Permitted Transfers"):

(i)   any Transfer by a Member to an Affiliate of that Member;

(ii)   any repurchase of Common Units from a holder of Common Units by the Company at a price no greater than that originally paid by such Member for such Common Units and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Managers;

(iii)   any Transfer by an individual Member of his interest in the Company to for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to (A) his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Member (or his or her spouse) (all of the foregoing collectively referred to as "family members"), (B) to any other relative/person approved by unanimous consent of the Board of Managers of the Company, or (C) to any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Member or any such family members, provided that such Transfer is made pursuant to a transaction in which there is no consideration actually paid for such Transfer; and

(iv)   a Transfer of Membership Interests to effectuate the incorporation of the Company or other conversion of the Company to corporate form in accordance with Section 11.3;


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(c)   Notwithstanding anything to the contrary contained herein, no Transfer (during either the Restricted Period or after) shall be made unless: (A) the Member proposing to make such Transfer as provided above gives notice thereof to each other Member and the Company at least two (2) Business Days prior to the effective date of such proposed Transfer (for purposes hereof, such notice shall state the identity and address of the proposed Transferee, shall describe with particularity the nature of the proposed Transfer and the terms thereof and shall identify the provision of this Agreement under which such Member believes that the proposed Transfer is permitted); and (B) the transferee shall, as a condition to such Transfer, enter into that certain Right of First Refusal and Co-Sale Agreement by and between the Company, the Investors and the Founders dated January 7, 2009.

7.2   Assignee. An Assignee shall be entitled to receive distributions of cash or other property, and allocations of items of income, deduction, gain, loss, or credit from the Company attributable to the assigned Membership Interests from and after the effective date of the assignment, but an Assignee shall have no other rights of a Member of the Company, unless and until such Assignee is admitted as a substitute Member pursuant to the provisions of Section 7.3.

7.3   Substitute Members. Except in the case of a Permitted Transfer, an Assignee of a Member's Membership Interest shall not become a substitute Member unless all of the following conditions are first satisfied:

(a)   a duly executed and acknowledged written instrument of assignment shall have been filed with the Company, specifying the Membership Interests being assigned and setting forth the agreement of the assignor that the Assignee succeed to the assignor's interest as a substitute Member;

(b)   the assignor and Assignee shall have executed and acknowledged any other instruments that the Board of Managers deems reasonably necessary or desirable for substitution, including the written acceptance and adoption by the Assignee of the provisions of this Agreement and the assumption by the Assignee of all obligations of the assignor under this Agreement pursuant to joinder to the Agreement; and

(c)   the assignment to the Assignee shall have complied with the other provisions of this Article VII.

(d)   Upon any Transfer, including a Permitted Transfer, and subject to the execution by the transferee (if not already a Member) of a joinder agreeing to be bound by this Agreement as provided in Section 7.3(b), (i) the transferee, if not already a Member, shall be admitted as a Member and shall succeed to the Percentage Interest of the transferor Member and for all purposes of this Agreement shall be deemed a Member, (ii) the transferred Membership Interest shall continue to be subject to all the provisions of this Agreement, (iii) the Capital Account of the transferor Member relating to the transferred Membership Interest shall be transferred to the name of such transferee Member at the close of business on the effective date of such Permitted Transfer, and (iv) if the transferor Member transfers its entire Membership Interest, the transferor Member shall cease to be a Member.

7.4   Other Consents and Requirements. Any Transfer of Membership Interests must be in compliance with all requirements of applicable law and all requirements imposed by any applicable securities laws.

7.5   Assignment Not In Compliance. Any Transfer in contravention of any of the provisions of this Article VII (whether voluntarily, involuntarily, or by operation of law) shall be void and of no effect *ab initio* and shall neither bind, nor be recognized by, the Company.

7.6   Right of First Refusal.

(a)   Except for Transfers to Permitted Transferees, any holder of Common Units wishing to Transfer its Membership Interests, or any number thereof (the "Offered Units") pursuant to the terms of a bona fide offer received from any person or entity (including another Member) (the "Third Party"), must first offer the Offered Units to the holders of Preferred Units (the "Offerees"), on terms and conditions not less favorable than those proposed by the Third Party, by a written notice to the Offerees, with a copy to the Company (the "Notice of Sale"). For the purposes of this Article, a holder of Common Units wishing to Transfer any Equity Securities shall be referred to as the "Selling Member".

(b)   The Notice of Sale shall state the number and kind of Offered Units, whether the Offered Units will, upon the Transfer, be free of all liens, charge and encumbrances, that a bona fide offer has been received from the Third Party and the terms of the offer, the identity of the Third Party and the price and terms of payment for the Offered Units.

(c)   Each Offeree shall be entitled to purchase its Proportional Part (as defined below) of the Offered Units, or any portion thereof, at the price and under the conditions stated in the Notice of Sale, within fifteen days (15) of its receipt (the "Notice Period"), by giving written notice of his wish to do so to the Selling Member, with copies to the Company (the "Response Notice").

(d)   Each of the Offerees shall also be entitled to purchase Offered Units that are not purchased by the other Offerees, by so indicating in the Response Notice. If the Response Notices, in the aggregate, are in respect of more than the Offered Units, then the accepting Offerees shall be cut back with respect to their oversubscriptions, on a pro-rata basis between them in proportion to their respective Proportional Parts.

(e)   The "Proportional Part" for the purposes hereof shall equal the number of aggregate Offered Units multiplied by a fraction, the numerator of which is the number of units then held by such Offeree (on an as-converted basis) and the denominator of which is the aggregate number of units then held by all Offerees (on an as-converted basis).

(f)   The Response Notice shall, when taken in conjunction with the offer as set forth in the Notice of Sale, as applicable, be deemed to constitute a valid, legally binding and enforceable agreement for the sale and purchase of such Offered Units.

(g)   If a Response Notice has not been given by an Offeree within the Notice Period, then such Offeree shall be deemed to have waived its right of first refusal pursuant to this Article.

(h)   Upon expiration of the Notice Period:

(i)   If the Response Notices, in the aggregate, are in respect of all of, or more than, the Offered Units, then the Offerees who sent such Response Notices shall acquire the Offered Units, on the terms aforementioned, at a closing that shall take place (A) within seven (7) days following the expiration of the Notice Period (or any such other date as shall be agreed upon between the parties); or (B) upon the closing of the Third Party transaction, as applicable.

(ii)   in the event that the Offerees have not realized their first refusal rights hereunder in their entirety, then, subject to the consent of the Board of Managers to the Transfer to the Third Party, the Selling Member shall be entitled to transfer such Offered Units not purchased pursuant to this Section 7.6(h) to the Third Party, within forty-five (45) days thereafter, except that the Offered

Units may not be sold at a price and under conditions more favorable to the transferee than the price and conditions under which they were offered to the Offerees. If the Offered Units have not been sold within the aforesaid forty-five (45) days, their Transfer shall once again be subject to the provisions of this Section 7.6.

(iii)   Notwithstanding the foregoing, in the event that any of the Selling Member or their Permitted Transferees desire to sell any Offered Units, then the provisions of the Right of First Refusal and Co-Sale Agreement shall apply with respect to such Offered Units and are incorporated herein by reference (including the right of co-sale of the Founders and holders of Preferred Units).

7.7   Drag-Along Rights.

(a)   If Members representing seventy five percent (75%) of the Preferred Units in the Company (the "Selling Members") wish to sell all of their respective Membership Interests (the "Drag Offered Interest") pursuant to a sale, exchange or other disposition (including a disposition by way of merger or other similar transaction) (other than a Permitted Transfer) (the "Proposed Transaction"), and if such Proposed Transaction has been approved by the Board of Managers, then such selling Members shall have the right, but not the obligation, to require each other Member (the "Minority Members") to sell its Membership Interest in such transaction (the "Drag-Along Right").

(b)   As used in this Section 7.7, the term "purchase price" refers to the consideration (whether cash or property) to be received in exchange for such Membership Interests.

(c)   The Drag-Along Right shall be exercisable by the Selling Members by giving written notice to each other Member at least twenty (20) Business Days prior to consummation of the Proposed Transaction setting forth the identity of the prospective purchaser, the purchase price and the other material terms and conditions of such transaction, and shall include a copy of the transaction agreement. Upon receipt of such notice, each such other Member shall be obligated to sell their Membership Interest in such transaction at the purchase price and on the same other material terms and conditions for the Proposed Transaction. All reasonable fees and expenses incurred by the Members (including fees and expenses in respect of financial advisors, accountants and counsel) in connection with a transaction pursuant to this Section 7.7 shall be shared *pro rata* based on allocation of the purchase price for the LLC Units sold by the Members.

(d)   At the closing of a transaction pursuant to this Section 7.7, each Member shall sell, transfer, convey, and assign its Membership Interests to the prospective purchaser, free and clear of all Liens (other than Liens pursuant to this Agreement and the Transaction Documents), against delivery of such Member's share of the aggregate purchase price.

(e)   If, subject to the terms of this Section 7.7, any of the Minority Members fail to execute and/or deliver the appropriate documentation required to effect the Proposed Transaction, it is hereby agreed that all such Minority Members shall be deemed to have given an irrevocable power of attorney to such person as shall be designated by the Company's Board of Managers to accept the Proposed Transaction and at the closing thereof, will transfer all their units to the Third Party. Each of the Minority Members hereby irrevocably appoints, to the full extent permitted by applicable law, any officer or Member of the Company designated by the Board of Managers, as the sole and exclusive attorney and proxy of such Minority Members, to: vote (at any meeting or class meeting) and exercise all voting and related rights, to the full extent the Minority Member is entitled to do so, with respect to all of the units that are beneficially owned by such Minority Member, and all other securities of the Company that are beneficially owned or will be owned by such Minority Member, and all other securities of the

Company issued or issuable in respect thereof in favor of any matter necessary to complete the Proposed Transaction. In the event that, a Member fails to surrender its membership unit certificate in connection with the consummation of the Proposed Transaction, such certificate shall be deemed canceled and the Company shall be authorized to issue a new certificate in the name of the Third Party and the Board of Managers shall be authorized to establish an escrow account into which the consideration for such canceled units shall be deposited and a trust to administer such account.

7.8   Right of First Offer. Subject to the terms and conditions of this Section 7.8 and applicable securities laws, if the Company proposes to offer or sell any New Securities (as defined below), the Company shall first offer such New Securities to each Member holding Preferred Units (the "Preferred Member"). A Preferred Member shall be entitled to apportion the right of first offer hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate, provided however that such Affiliates shall not appropriate such offer to any of its Affiliates.

(a)   The Company shall give notice (the "Offer Notice") to each Preferred Member, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)   By notification to the Company within twenty (20) days after the Offer Notice is given, each Preferred Member may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that (x) the Common Units issued and held, or issuable upon conversion of the Preferred Units and any other Membership Interests then held, by such Preferred Member, *bears to* (y) the total Common Units of the Company then outstanding (assuming full conversion and exercise of all Membership Interests) issued and outstanding. At the expiration of such twenty (20) day period, the Company shall promptly notify each Preferred Member that elects to purchase or acquire all the units available to it (each, a "Fully Exercising Member") of any other Preferred Member's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Member may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of units specified above, up to that portion of the New Securities for which Preferred Members were entitled to subscribe but that were not subscribed for by the Preferred Members which is equal to the proportion that the Common Units issued and held, or issuable upon conversion of Preferred Units then held, by such Fully Exercising Member bears to the Common Units issued and held, or issuable upon conversion of the Preferred Units then held, by all Fully Exercising Members who wish to purchase such unsubscribed units. The closing of any sale pursuant to this Section 7.8(b) shall occur within sixty (60) days of the date that the Offer Notice is given.

(c)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 7.8(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 7.8(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Preferred Members in accordance with this Section 7.8.

7.9   "New Securities" means, collectively, Membership Interests of the Company, as well as rights, options, or warrants to purchase such Membership Interests, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities, with the exception of (i) Common Units issued or deemed issued to employees or directors of, or consultants to, the Company or any of its Subsidiaries pursuant to a plan, agreement, or arrangement approved by the Board of Managers of the Company, including the Series A Manager; (ii) Common Units issued in an IPO; (iii) the issuance of securities pursuant to the conversion, exercise, or exchange of Membership Interests outstanding on the Effective Date; (iv) the issuance of Membership Interests in connection with a bona fide business acquisition by the Company, whether by merger, consolidation, purchase of assets, exchange of units, or otherwise; or (v) the issuance of units or Membership Interests to Persons with which the Company has business relationships; provided that such issuances are for other than primarily capital-raising purposes; and provided further that at the time of any such issuance, the aggregate of such issuance and similar issuances in the preceding twelve (12) month period do not exceed one percent (1%) of the then outstanding Common Units of the Company (assuming full conversion and exercise of all Membership Interests).

7.10   Termination.   The provisions of this ARTICLE VII shall terminate and be of no force and effect from and after the occurrence of any Liquidation Event or Qualified IPO.

ARTICLE VIII
REPRESENTATIONS, WARRANTIES, AND AGREEMENTS OF THE MEMBERS

8.1   Securities Laws.   Each Member acknowledges and agrees that (i) the Membership Interests have not been registered under the Securities Act or any state securities laws (collectively, the "Securities Laws") because the Company is issuing the Membership Interests in reliance upon the exemptions from the registration requirements of the Securities Laws providing for issuance of securities not involving a public offering, (ii) the Company has relied upon the fact that the Membership Interests are to be held by each Member for investment and not with a view to distribution in violation of the federal securities laws or applicable state securities law and (iii) exemption from registration under the Securities Laws would not be available if the Membership Interests were acquired by a Member with a view to distribution in violation of the federal securities laws or applicable state securities law.

(a)   Each Member hereby confirms to the Company that such Member is acquiring its Membership Interests for the Member's own account, for investment and not with a view to the resale or distribution thereof in violation of the federal securities laws or applicable state securities law. Each Member understands that the Company is under no obligation to register the Membership Interests or to assist any Member in complying with any exemption from registration under the Securities Laws if such Member should, at a later date, wish to dispose of any Membership Interests.

(b)   Each Member acknowledges and agrees as follows: (i) prior to acquiring its Membership Interests, it has made an investigation of the Company and its business and had made available to it all information with respect thereto needed to make an informed decision to acquire the Membership Interests, (ii) it considers itself to be a Person possessing experience and sophistication, as an investor, adequate for the evaluation of the merits and risks of its investment in the Company, (iii) its determination to acquire Membership Interests has been made independently of the other Members, and independently of any statements or opinions as to the advisability of such acquisition or as to the properties, business, prospects, or condition (financial or otherwise) of the Company which may have been made or given by the other Members or by any agent or employee of the other Members, and (iv) the other Members have not acted as its agent in connection with making its acquisition of Membership Interests and the other Members will not be acting as its agent in connection with monitoring such Member's investment in the Membership Interests.

8.2   Representations and Warranties of the Members.   Each of the Members represents and warrants, as to itself only, to the Company and each other Member, as follows:

(a)   It has full power and authority, as applicable, to execute, deliver, and perform this Agreement and to consummate the transactions contemplated hereby.

(b)   This Agreement constitutes its legal, valid, and binding obligation and is enforceable against it in accordance with its terms.

(c)   Neither the execution, delivery, and performance by it of this Agreement, nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the provisions hereof, will violate, conflict with, result in breach of any provision of, constitute a default under any agreement with a third party(ies).

ARTICLE IX
DISSOLUTION AND TERMINATION OF THE COMPANY

9.1   Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events:

(a)   an agreement of the Members;

(b)   the occurrence of a Liquidation Event;

(c)   upon the conversion of the Company into a corporation in accordance with Section 11.3; or

(d)   the happening of any event that, under applicable law, causes the dissolution of a limited liability company.

9.2   Liquidation and Termination.

(a)   Upon dissolution of the Company for any reason, the Company shall immediately commence to wind up its affairs. A reasonable period of time shall be allowed for the orderly termination of the Company business, discharge of its liabilities and distribution or liquidation of its remaining assets so as to enable the Company to minimize the normal losses attendant to the liquidation process.

(b)   Liquidation of the assets of the Company shall be managed on behalf of the Company by a "Liquidator" to be appointed by the Board of Managers. The Liquidator shall be responsible for soliciting offers to purchase the entirety of the Company's assets (including equity interests in other Persons) or portions or clusters of assets of the Company.

(c)   The Liquidator shall cause a full accounting of the assets and liabilities of the Company to be taken and a statement thereof to be furnished to each Member within thirty days after the distribution of all of the assets of the Company.

(d)   The property and assets of the Company and the proceeds from the liquidation thereof shall be applied in the following order of priority:

(i)   first, to creditors of the Company, including Members who are creditors of the Company with respect to obligations incurred by the Company in accordance with the terms of this Agreement, in satisfaction of the debts and liabilities of the Company, in the order of priority provided by law (including any loans by any Member to the Company), whether by payment or the making of reasonable provisions for payments thereof, and payment of the expenses of liquidation;

(ii)   second, the remaining proceeds shall be distributed to the Members in the following order of priority:

(A)   First, to the Members holding Preferred Units, pro rata in an amount equal to the Liquidation Amount, if not previously paid;

(B)   Second, to the Members holding LLC Units, *pro rata* based on their Percentage Interest, taking into consideration that the number of LLC Units held by the holders of Preferred Units shall be calculated on as as-converted basis pursuant to Section 3.1(c)(iii) above; and

(C)   Third, to the Members in accordance with their positive capital account balances.

(e)   Upon the completion of the winding up of the Company as set forth herein, the Liquidator shall file a certificate of cancellation of the Company as provided in the CA Code and the Company shall thereupon terminate.

9.3   Distribution in Kind. The Company shall not distribute any non-cash asset to any Member without the consent of each Member, except that, upon liquidation of the Company, the Company may distribute identical assets (such as membership units or other securities) to the Members *pro rata* in accordance with Section 9.2(d)(ii).

9.4   No Further Claim. Upon dissolution of the Company, each Member shall look solely to the assets of the Company for the return of its investment, and if the assets of the Company remaining after payment or discharge of the debts and liabilities of the Company, including debts and liabilities owed to one or more of the Members, are insufficient to return the aggregate Capital Contributions of a Member, no such Member shall have any recourse therefor against any other Member or its Affiliates.

9.5   Disposition of Documents and Records. All documents and records of the Company, including all financial records, vouchers, canceled checks and bank statements, shall be delivered to the Company's auditor upon dissolution of the Company, who shall retain such documents and records for a period of not less than seven years and shall make such documents and records available during normal business hours to each other Member for inspection and copying at the other Member's cost and expense.

ARTICLE X
REPORTS; TAX MATTERS MEMBER; TAX RETURNS

10.1   Financial Reports. The Company shall deliver to the Members (i) unaudited annual financial statements prepared by a qualified accounting firm as soon as practicable after the end of each Fiscal Year ending on or after the date of this Agreement, but not later than ninety (90) days after the end of such Fiscal Year, (ii) an annual budget at least thirty (30) days prior to the beginning of each Fiscal Year prepared on a monthly basis, and (iii) quarterly financial statements certified by the Company's Chief Financial Officer, with management's analysis of results and a statement of an executive officer comparing monthly and year-to-date information to the Company's plan.

10.2   Other Information. The Company shall provide each Member with the right to inspect the books and records of the Company during normal business hours upon seven (7) Business Days' advance notice in writing, provided, however, that these rights will terminate when the Company is required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

10.3   Tax Matters Member.

(a)   James Fiske shall be the Company's "tax matters partner," as provided in the Treasury Regulations under Code Section 6231 (the "Tax Matters Member"), unless and until removed and replaced by the Members and as such, shall perform the duties as are required or appropriate thereunder. Each Member hereby consents to the designation of the Tax Matters Member and agrees to execute, certify, acknowledge, deliver, swear to, file, and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent.

(b)   Subject to Section 10.3(c), the Tax Matters Member shall have all the powers and duties assigned to the "tax matters partner" under Code Sections 6221 through 6232 and the Treasury Regulations thereunder, and shall have the authority to act, elect, report, and exercise its discretion with respect to all federal, state, and local tax matters relating to the Company.

(c)   Notwithstanding Section 10.3(b),

(i)   the Tax Matters Member is not authorized to take any action that is left to the determination of an individual Member under Code Sections 6222 through 6231;

(ii)   the Tax Matters Member may not finally settle or otherwise dispose of any audit or administrative or judicial proceeding relating to tax items of the Company that would bind any Member without the approval of such Member, which approval shall not be unreasonably withheld or delayed;

(iii)   the Members shall have the right to participate in any audit or administrative or judicial proceeding relating to the Company; and

(iv)   the Tax Matters Member shall not take any of the following actions without the approval of the Board of Managers:

(A)   agree to extend any statute of limitations with respect to the Company under Code Section 6229;

(B)   file a request for administrative adjustment (including a request for substituted return treatment) under Code Section 6227;

(C)   file a petition for judicial review, or any appeal with respect to any judicial determination, under Code Section 6226 or Code Section 6228;

(D)   consent to be bound by a settlement reflected in a decision of a court; or

(E)   enter into any tax settlement agreement affecting the Company.

(d)   The Tax Matters Member shall, at the expense, and on behalf, of the Company, cause to be prepared and filed all tax returns (including amended returns) required to be filed by the Company pursuant to Section 10.4.

(e)   The Tax Matters Member shall promptly furnish the Secretary of the Treasury, or his delegate, the name and address of each Member and any other required information and shall arrange for and cause to be taken such actions as may be necessary to cause each other Member to become a "Notice Member" within the meaning of Code Section 6223(a) and shall provide similar information to any foreign or state tax authority if and to the extent required or permitted so as to provide similar benefits to the other Members under any provision of foreign or state law or with respect to the administrative practice of any such tax authority. The Tax Matters Member shall arrange for and cause to be delivered to each other Member notice of all significant matters that may come to its attention in its capacity as Tax Matters Member by giving notice thereof within ten (10) Business Days after becoming aware thereof and, within such time, shall forward to each other Member copies of all significant written communications it may receive in such capacity.

(f)   The Tax Matters Member shall be entitled to be reimbursed by the Company for all costs and expenses incurred by it in connection with any administrative or judicial proceeding affecting tax matters of the Company and the Members in their capacity as such and to be indemnified by the Company (solely out of Company assets) with respect to any action brought against it in connection with any judgment in or settlement of any such proceeding.

(g)   Any Member who enters into a settlement agreement with respect to any Company item shall notify the Tax Matters Member of such settlement agreement and its terms within ten days after the date of settlement.

(h)   The Tax Matters Member shall have the authority to make all tax elections (or revocations thereof) on behalf of the Company in its sole discretion.

10.4   Tax Returns. The Company shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. The Company shall furnish to each Member as soon as practicable after the end of each Fiscal Year, and in any event not later than April 1 of the following Fiscal Year, a Federal Partner Income Tax Schedule "K-1," or any substitute therefor, for such Member with respect to such Fiscal Year.

10.5   Non-Disclosure. Any Member to which non-public information is furnished pursuant to this Agreement agrees to keep such information confidential and not to disclose such information, in any manner whatsoever, in whole or in part, and to use the degree of care that it uses with respect to its own confidential information to prevent disclosure of such information by its agents, Managers, and employees, in any manner whatsoever, in whole or in part, except that each Member shall be permitted to disclose such information:

(a)   to those of its agents, Managers, employees, and Affiliates which need to be familiar with such information in connection with such Member's investment in the Company;

(b)   to the extent required by law, including federal or state securities laws or regulations, so long as such Member shall have first afforded the Company with a reasonable opportunity to contest the necessity of disclosing such information;

(c)   to the extent necessary for the enforcement of any right or the performance of any obligation of such Member arising under this Agreement;

(d)   that is or becomes generally available to the public, other than as a result of a disclosure by such Member, its agents, Managers, or employees in breach of this Section 10.5; and

(e)   that becomes available to such Member on a non-confidential basis from a source (other than the Company, a Member, or their respective agents, Managers, and employees) that is not prohibited from disclosing such information to such Member by a legal, contractual or fiduciary obligation to the Company or any Member.

10.6   Location and Rights of Inspection. The Company shall keep and maintain its books and records of account at its principal office and such other place as the Board of Managers shall designate. Each Manager shall have full and complete access to all information and Company records on a timely basis, and the right to inspect, examine, and copy the books, records, files, and other documents and information of the Company.

ARTICLE XI
COVENANTS

11.1   Insurance. The Company shall maintain insurance in such amounts (within the limits of the annual budget) with such deductibles and against such risks as may be customary for like businesses and properties as the Board of Managers deems appropriate for the Business and the Company's assets and property. The Members shall be named as additional insureds up to the extent of their Percentage Interests on all liability insurance polices of the Company. The Company shall obtain a key-man life insurance policy in the face amount of $2,000,000 with respect to James Fiske, with the Company as the beneficiary of such policy.

11.2   Company Funds. The funds of the Company shall be deposited in such bank accounts or invested in such investments as shall be designated by the CEO or Chief Financial Officer. Company funds shall not be commingled with those of any other Person without the consent of the Board of Managers.

11.3   Right to Convert to Corporate Form.   If the Board of Managers determines to effect an Initial Public Offering, the Board of Managers shall cause the Company to, without any vote or consent of the holders of the LLC Units, be incorporated or otherwise converted to corporate form solely for the purpose of effecting an Initial Public Offering of equity securities in the corporate successor to the Company.   Any transaction under this Section 11.3 by which the Company may be converted to corporate form is referred to as an "incorporation" of the Company.   Any incorporation of the Company shall be effected by a merger, conversion, or by such other form of transaction or transactions as may be available under applicable law that results in the Membership Interests being converted into, or exchanged for, stock in a corporation, and the Board of Managers and the Company shall use reasonable efforts to cause any incorporation to be effected through a tax-free reorganization or other non-recognition transaction with respect to any contribution, conversion, exchange, transfer, or other disposition of Membership Interests by the Members, and the Company shall pay the reasonable legal, accounting and related expenses up to a maximum of $20,000 to obtain any tax pre-rulings or similar actions that may be necessary in order to minimize the tax exposure to certain of the Members. In such an incorporation, the Members shall receive in exchange for their Membership Interests common stock having identical economic rights per share, and the number of shares received by the Members shall be proportionate to the amounts each Member would receive upon liquidation of the Company. Upon the Members' receipt of such shares, all other rights of the Members under this Agreement will terminate.

(b)   The manner of effecting the incorporation of the Company shall be determined by the Board of Managers, consistent with this Section 11.3, and may include:

(i)   the contribution or other assignment of all or substantially all of the assets and liabilities of the Company to one or more Persons formed by the Company;

(ii)   the merger or consolidation of the Company with or into one or more Persons formed by the Company; or

(iii)   the contribution, transfer, or other disposition of all of the Membership Interests to one or more Persons formed by the Company.

(c)   Following the determination of the Board of Managers to effect an Initial Public Offering of equity securities of the Company, the Members shall execute, acknowledge, and deliver, or cause to be executed, acknowledged, and delivered, all instruments and documents that may be reasonably requested by the Board of Managers to best effectuate such incorporation of the Company consistent with this Section 11.3.

ARTICLE XII
AMENDMENTS AND WAIVERS

12.1   Amendments.

(a)   This Agreement may be amended if, and only if, such amendment is in writing and consented to by Members holding, in the aggregate, at least 80% of the Preferred Units.

(b)   Notwithstanding Section 12.1(a), the Board of Managers may amend this Agreement to reflect the issuance of additional Membership Interests (including securities convertible into, or exchangeable for, Membership Interests) to the extent such additional Membership Interests are issued in accordance and in compliance with this Agreement (including with Section 5.3), and the admission of the Persons acquiring such Membership Interests as additional Members, as applicable. Any amendment to this Agreement to reflect the issuance of additional Membership Interests shall set forth the rights, powers, and preferences of such additional Membership Interests, including rights, powers, and preferences with respect to allocations of profits, losses and distributions from the Company, and the effects of the rights, powers, and preferences of such additional Membership Interests on the rights, powers, and preferences of Membership Interests existing as of the date of such amendment.

(c) The Company shall prepare and file any amendment to the Articles of Organization that may be required to be filed under the CA Code as a consequence of any amendment to this Agreement.

(d) Any amendment, supplement, or modification to this Agreement that has received the requisite approval as set forth above shall be binding on all Members.

12.2 Waivers. Any Member may waive (either generally or in a particular instance, and either retroactively or prospectively) the observance or performance by the Company or any other Member of any term or provision of this Agreement, but no such waiver shall be effective unless evidenced by a written instrument specifically referring to the provision being waived and executed by the Member granting such waiver (unless otherwise specifically stated in this Agreement). No delay on the part of any Member in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any Member of any right, power, or privilege under this Agreement operate as a waiver of any other right, power, or privilege under this Agreement, nor shall any single or partial exercise of any right, power, or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

ARTICLE XIII
MISCELLANEOUS

13.1 Further Action. Each Member agrees to execute, with acknowledgment or affidavit, if required, any documents and writings in furtherance of this Agreement, including (i) amendments of this Agreement adopted pursuant to and in conformity with the terms of this Agreement, (ii) any amendments, certificates, and other documents that the Board of Managers reasonably deems necessary or appropriate to qualify or continue the Company as a limited liability company in all jurisdictions in which the Company conducts or plans to conduct business or owns or plans to own property, and (iii) all agreements, certificates, tax statements, tax returns, and other documents that may be required of the Company or its Members under applicable law.

13.2 Entire Agreement. This Agreement, including the Exhibits hereto, and the other agreements referred to herein, constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof.

13.3 Agreement Binding. This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties.

13.4 Notices. All notices, requests, demands, claims, consents and other communications which are required or otherwise delivered hereunder shall be in writing and shall be deemed to have been duly given if (i) personally delivered, (ii) sent by nationally recognized overnight courier, (iii) mailed by registered or certified mail with postage prepaid, return receipt requested, or (iv) transmitted by facsimile or telecopy (with a copy of such transmission concurrently transmitted by registered or certified mail with postage prepaid, return receipt requested), to the parties at the addresses stated above (or at such other address for a party as shall be specified by like notice), or to such other address as the party to whom such notice or other communication is to be given may have furnished to each other party in writing in accordance herewith. Any such notice or communication shall be deemed to have been received (i) when delivered, if personally delivered, (ii) when sent, if sent by facsimile or telecopy during normal business hours on a Business Day (or, if not sent during normal business hours on a Business Day, on the next Business Day after the date sent by facsimile or telecopy), (iii) on the next Business Day after dispatch, if sent by nationally recognized, overnight courier guaranteeing next Business Day delivery, and (iv) on the fifth Business Day following the date on which the piece of mail containing such communication is posted, if sent by mail.

13.5   Counterparts; Facsimile Transmission. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which counterparts collectively shall constitute one instrument, and in making proof of this Agreement, it shall never be necessary to produce or account for more than one such counterpart. Signatures of a party to this Agreement or other documents executed in connection herewith which are sent to the other parties by facsimile transmission shall be binding as evidence of acceptance of the terms hereof or thereof by such signatory party, with originals to be circulated to the other parties in due course.

13.6   Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of California without giving effect to any choice of law or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

13.7   Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive relief, without the posting of bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and the courts authorized pursuant to Section 13.6 hereof, this being in addition to any other remedy to which they are entitled at law or equity.

13.8   Invalid Provisions. If any provision of this Agreement is deemed or held to be illegal, invalid or unenforceable, this Agreement shall be considered divisible and inoperative as to such provision to the extent it is deemed to be illegal, invalid or unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any provision of this Agreement is deemed or held to be illegal, invalid or unenforceable there shall be added hereto automatically a provision as similar as possible to such illegal, invalid or unenforceable provision and be legal, valid and enforceable. Further, should any provision contained in this Agreement ever be reformed or rewritten by any judicial body of competent jurisdiction, such provision as so reformed or rewritten shall be binding upon all parties.

13.9   Remedies Cumulative. The remedies of the parties under this Agreement are cumulative and shall not exclude any other remedies to which any party may be lawfully entitled.

13.10   Section Headings. The section headings and captions contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

13.11   No Prejudice. This Agreement has been jointly prepared by the parties and the terms hereof shall not be construed in favor of or against any party on account of its participation in such preparation.

13.12 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors and permitted assigns, in accordance with the terms hereof. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties or their respective heirs, successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement. This Agreement shall not be assignable by any party without the prior written consent of the other parties.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the parties have duly executed this Agreement to be effective as of the date first written above.

O.J. Fiske
James Fiske

Address: _5735 B HOLLISTER AVE., GOLETA, CA 93117_

Launchpoint Technologies, Inc.

By: _Brad Paden_

Name: _Brad Paden_

Title: _CEO, LaunchPoint Technologies, Inc._

Address: _5735B Hollister Ave._

Goleta, CA 93117

THE INVESTORS:

DG-GP, LLC

By: _____

Name: <u>David Anthony</u>

Title: <u>Managing Member</u>

Address: Starrett Lehigh Building

        601 West 26th Street, Room 1260

        New York, NY 10001-1129

IN WITNESS WHEREOF, the parties have duly executed this Agreement to be effective as of the date first written above.

_____

James Fiske

Address: _____

Launchpoint Technologies, Inc.

By: _____

Name: _____

Title: _____

Address: _____

_____

<u>THE INVESTORS:</u>

DG_____ LLC

By: _____

Name: <u>David Anthony</u>

Title: <u>Managing Member</u>

Address: Starrett Lehigh Building

       601 West 26th Street, Room 1260

       New York, NY 10001-1129

EXHIBIT A

Members and Outstanding Units
as of January 7, 2009

Member	No. of Units
Common Units	
Launchpoint Technologies, Inc.	2,000,000
James Fiske	2,000,000
Series A Preferred Units	
DG-GP, LLC	2,337,149
TOTAL	6,337,149